Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Government of Panama Resolution Rejecting Inmet's Petition

Vancouver, BC – September 26, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that the Department of Mineral Resources of the Republic of Panama (the “Department”) has issued Resolution No. 2012-509, dated September 25, 2012, declaring that the opposition petition filed by Minera Panama, S.A., a subsidiary of Inmet Mining Corporation, in respect to the area known as the San Juan concession was not presented within the appropriate time and is without merit. The San Juan concession is comprised of 11,145 hectares. The Company’s wholly-owned subsidiary, Petaquilla Minerals, S.A., was granted eligibility status rights by the Department in 2007 to the exploration area identified as the San Juan concession, filed as ARS-EXP (gold and others) No. 2003-32.

Minera Panama, S.A., in its writ of opposition addressed to the Department, had requested that the Department “immediately reject any and all applications for temporary or permanent concession requests for exploration and/or extraction of metal and/or non-metal on areas of Cerro Petaquilla affecting [the] Minera Panama, S.A. proposed development of the project...”.

Petaquilla continues to be committed to the development of all areas with mining potential to which its subsidiaries are entitled within the Petaquilla Mining District.

Resolution No. 2012-509 of the Department of Mineral Resources will be published on our website in its entirety in Spanish together with an English translation.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama—a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel Klein
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.